August 1, 2024

Robert J. Hutter
Chief Executive Officer
Learn SPAC HoldCo, Inc.
11755 Wilshire Blvd.
Suite 2320
Los Angeles, CA 90025

        Re: Learn SPAC HoldCo, Inc.
            Amendment No. 4 to the Registration Statement on Form S-4 Filed July 24, 2024
            File No. 333-276714
Dear Robert J. Hutter:

       We have reviewed your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 4 to the Registration Statement on Form S-4
General

1. In your response letter dated June 18, 2024, you provided a response to our prior comment asking you to provide us with information and analysis under
Section 3 of the
        Investment Company Act of 1940 with respect to whether Innventure will be an investment company within the meaning of the Act. This comment as well as all of the following under "General" relate to such response. We note that
Innventure   s    disruptive
        conglomerate    business model was    developed in 2023    and
revisions to Innventure   s
        website (to remove reference to    exits from the new Operating
Companies via trade sale
        or IPO to support accelerated scaling and Investor ROIC   ) were made
on January 26,
        2024, such that Innventure    no longer describes exit transactions as
a principal focus of
        the Business.    Please supplement your analysis of Innventure   s
historical development
        to address the implications to Innventure   s analysis of its recent
change in business focus,
        including why its very recent emphasis on accelerated scaling with
exit transactions   a
 August 1, 2024
Page 2

       principal focus of the Business    does not tend to indicate that
Innventure was primarily
       engaged in the business of investing in securities. In this regard, we note your conclusion
       that    Innventure would not fit the [description of a special situation investment company],
       since it does not engage in a pattern of acquiring securities   .    In
your response, please
       (i) describe whether you have concluded that Innventure   s previous
principal focus    on
       exit transactions could not indicate that Innventure is (or was) a special situation investment company simply because Innventure appears to have acquired and deposited intellectual property in companies that Innventure apparently formed itself (instead of acquiring companies that already held such assets) and (ii) cite to any supporting legal authority.
2.     We note that the recently-adopted    disruptive conglomerate    business
model is a change
       to the    principal focus    of Innventure   s proposed business. Please
discuss any public
       representations regarding (i) this change to the focus of Innventure   s
business or (ii) the
       implications for Innventure   s business of    operat[ing] [its
companies] over the long term,
       including any instances where Innventure addressed its plans to focus on the operation of its current or future subsidiary companies into the foreseeable future.
3. To the extent the ESG Fund could make any additional investments in the future, please describe in detail whether and to what extent the investment objectives of the ESG Fund
       are consistent with Innventure   s new    disruptive conglomerate
model, considering
       Innventure appears to have abandoned plans to seek exits    five years
after company
       inception    and, instead, does not expect exit transactions    to be a
factor in the business
       plans    and    intends to retain majority (or sole) ownership of the
Operating Companies
       indefinitely.
4. Please revise your risk disclosure to address the risk that Innventure would be more likely to be deemed an investment company to the extent that, rather than retaining majority (or sole) ownership of its subsidiaries indefinitely, it operates its subsidiary businesses primarily for the purpose of making a profit in the sale of the
controlled company   s
       securities.
5. Based on the information received to date, the staff does not necessarily agree or disagree
       with your proposed treatment of Innventure   s interests in AFX as
non-securities. Please
       supplement your analysis of the activities of Innventure   s officers
and directors to discuss
       the implications to your analysis, including your conclusions, if
Innventure   s interests in
       AFX were deemed to be securities. In this regard, we note that you
indicate that    If,
       however, its interest in AFX were considered to be a security, then Innventure believes
       that the number of its personnel involved in managing Innventure   s
securities holdings
       would increase.
6.     We note your observation that    [a]s of March 31, 2024, Innventure,
together with AFX
       and ACC, had a total of 99 individuals on payroll       Please clarify
the basis for including
       employees of AFX in your analysis of the activities of officers and directors of
       Innventure, in light of the fact that it is not part of your consolidated analysis set forth in the remainder of your Tonopah analysis, which for example, elsewhere
only    reflects the
       consolidation of Innventure with ACC, IGP, and IMS   .
7. Please supplement your analysis of the activities of the officers and directors of
       Innventure to explicitly address (i) officers and directors of Innventure, ACC, IGP, and
 August 1, 2024
Page 3

       IMS, to the extent not already addressed in your discussion of individuals on payroll and
       (ii) employees of IGP and IMS. In your response, please address the investment expertise held by persons working on matters related to the ESG Fund and whether (and to what extent) such persons are also officers, directors, or employees of Innventure.
8.     Please describe in additional detail (i) the current and proposed
activities of Innventure   s
       capital markets team, including its Head of Capital Markets, and (ii) any activities or operations of these or other company personnel relating to preparation for potential
          exits    from Innventure   s current or future subsidiary companies,
including for example,
       through IPOs or sales. In addition, please confirm whether exit transactions are or are not
       expected to be a factor in Innventure   s business plan. In this regard,
we note Innventure   s
       indication that    exit transactions are not expected to be a factor in
the business plans for
       Operating Companies.    (emphasis added)
9.     We note the    Discussion of Differences in Asset Values as between the
S-4 Financials
       and 3(a)(1)(A) Table    provided on page 24 of your response letter
dated June 18, 2024.
       Please:
           Describe in additional detail each individual    adjustment
and/or    reclassification
           listed in the columns entitled    Adj to remove GAAP balance related
to AFX    and
              Adj to record AFX FV and 40 ACT treatment reclass    on Annex B,
including in
           each case, (i) the original account in the S-4 Financials that was
 adjusted    to derive
           an amount listed in the above-described columns and (ii) the amount of any adjustment;
           Specifically identify (i) any instances where you include an asset
on the Company   s
           3(a)(1)(A) Table that was not recorded in the S-4 Financials and
(ii) each instance
           where an asset recorded on the 3(a)(1)(A) Table does not have the same value ascribed to it on the 3(a)(1)(A) Table that was ascribed to it in the S-4 Financials; and
           To the extent any value specified in the 3(a)(1)(A) Table is (i)
different from    the
           values that would be determined pursuant to 1940 Act Section
2(a)(41)    and/or (ii)
           different from the value ascribed to the asset in the S-4 Financials, specifically explain how and why the valuations differ.
10.    We note the discussion of the nature of Innventure   s assets and its
sources of income
       provided on pages 10 and 11 of your response letter dated June 18, 2024.
Please:
           Describe the instruments recorded as    cash equivalents    and
short term investments
          and, for each type of asset, their approximate amounts;
           Describe in additional detail Innventure   s arrangements to acquire
additional PCT
          shares, including Innventure   s plans to acquire additional shares
from affiliates or
          related parties. In your response, please discuss the implications of such planned
          acquisitions to Innventure   s status analyses and provide a good
faith estimate of the
          total number of PCT shares Innventure proposes to hold upon the completion of all such potential transactions, together with an estimate of the approximate percentage of non-cash assets composed of PCT shares upon the completion of all such transactions;
           Provide your legal analysis supporting your conclusion that expenses incurred in connection with the acquisition or holding of PCT shares should not be viewed as investment expenses. In your response, please explain why the acquisition of shares
 August 1, 2024
Page 4

              from an affiliate to enable Innventure to show continued support
for PCT    is
           relevant to your analysis; and
             We note your suggestion that    Loans from Innventure to AFX
are    [a]rguably not a
           security based on the analysis in Section (2) [of your response
letter].    Please provide
           your legal analysis supporting your conclusion that such loans do not meet the definition of a security as defined in the Investment Company Act, including, as necessary, the relevance to your conclusion of the Howey analysis presented with
           respect to the Company   s interests in AFX.
11.    Please provide a supplementary reconciliation of the description of
Innventure   s assets for
       purposes of its Section 3(a)(1)(C) analysis with the S-4 Financials. In your response, please:
           Specifically identify (i) any instances where you include an asset
on the Company   s
           3(a)(1)(C) Table that was not recorded in the S-4 Financials and
(ii) each instance
           where an asset recorded on the 3(a)(1)(C) Table does not have the same value ascribed to it on the 3(a)(1)(C) Table that was ascribed to it in the S-4 Financials; and
           To the extent any value specified in the 3(a)(1)(C) Table is (i)
different from    the
           values that would be determined pursuant to 1940 Act Section
2(a)(41)    and/or (ii)
           different from the value ascribed to the asset in the S-4 Financials, specifically explain how and why the valuations differ. In your response, please describe in detail
           your valuation of Innventure   s equity ownership of AFX, ACC, IGP,
and IMS,
           including how such valuations were determined. In this regard, we note that the
           purported value of Innventure   s equity ownership in ACC would,
alone, greatly
           exceed the total value of all of Innventure   s assets reflected in
the S-4 Financials
           prepared in accordance with GAAP.
Interests of Learn CW's Directors and Executive Officers in the Business Combination, page 18

12. We note your response to prior comment 4. You state in the first paragraph on page 19 that Robert Hutter and Adam Fisher, who serve as directors on the Learn CW Board and as Learn CW's CEO and President, respectively, may be deemed to indirectly beneficially own the 5,630,000 Learn CW securities that are directly beneficially owned by the
       Sponsor. You further state in the second paragraph on page 19 that the independent directors of the LCW Board hold 120,000 Learn CW Class B Ordinary Shares in the aggregate. Please revise your disclosure to provide an aggregate dollar amount and
       describe the nature of what Learn CW   s officers and directors have at
risk, if material,
       that depends on completion of a business combination, including each of the aforementioned.
Learn CW Investment Corporation
Notes to Financial Statements
Note 1: Description of Organization and Business Operations, page F-27

13. We note your disclosure in Note 1 to the financial statements of LEARN CW Investment
       Corporation that    [t]he post-Business Combination company will own
100% of the
       outstanding voting securities of the target and will therefore not be required to register as an investment company under the Investment Company Act of 1940, as
amended   .
       Please revise this statement to account for the risk that Innventure could meet the
 August 1, 2024
Page 5

       definition of an investment company, as generally described in the risk factor captioned
          If Innventure is deemed to be an investment company under the Investment Company
       Act, it may be required to institute burdensome compliance requirements and its activities may be restricted, which may make it difficult to operate or to execute its growth plans.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact William Demarest at 202-551-3432 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at 202-551-8819 or Susan Block at 202-551-3210 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   John W. Stribling